UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934*
                              (Amendment No. 16)


                                GENENTECH, INC.
______________________________________________________________________________
                               (Name of Issuer)

                         CALLABLE PUTABLE COMMON STOCK
                                $.02 PAR VALUE
______________________________________________________________________________
                        (Title of Class of Securities)

                                   368710307
______________________________________________________________________________
                                (CUSIP Number)

                               Peter R. Douglas
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                              New York, NY  10017
                           Tel. No.:  (212) 450-4000
______________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              February 11, 1997
______________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: This document is being electronically filed with the Commission, using the EDGAR system. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 368710307
______________________________________________________________________________
      (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

            ROCHE HOLDINGS, INC.
            51-0304944
______________________________________________________________________________
      (2)   Check the Appropriate Box if a Member of a Group
                                                            (a)   [ ]
                                                            (b)   [ ]
______________________________________________________________________________
      (3)   SEC Use Only
______________________________________________________________________________
      (4)   Source of Funds         WC
______________________________________________________________________________
      (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                              [ ]
______________________________________________________________________________
      (6)   Citizenship or Place of Organization

            Delaware
______________________________________________________________________________
Number of       (7)  Sole Voting Power                    6,426,200 Shares
Shares Bene-                                    Callable Putable Common Stock
  ficially
  Owned by
Each Report-     (8)  Shared Voting Power                            0 Shares
ing Person
   With          (9)  Sole Dispositive Power                6,426,200 Shares
                                                Callable Putable Common Stock




                (10)  Shared Dispositive Power                       0 Shares
______________________________________________________________________________
      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person


                   6,426,200 Shares of Callable Putable Common Stock
______________________________________________________________________________
      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                      [ ]

______________________________________________________________________________
      (13)  Percent of Class Represented by Amount in Row (11)

            14.43% of Callable Putable Common Stock
______________________________________________________________________________
      (14)  Type of Reporting Person (See Instructions)

                              CO


            The following information amends and supplements the Schedule 13D dated September 17, 1990, as previously amended (as so amended, the "Schedule 13D").

            Item 1. Security and Issuer.

            This statement relates to the Callable Putable Common Stock, par value $0.02 per share (the "Special Common Stock" and together with the Common Stock, par value $0.02 per share, the "Common Shares") of Genentech, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 460 Point San Bruno Boulevard, San Francisco, California 94080.

            Item 2. Identity and Background.

            This statement is filed by Roche Holdings, Inc., a Delaware corporation ("Purchaser") and wholly owned subsidiary of Roche Finance Ltd, a Swiss corporation ("Finance") and wholly owned subsidiary of Roche Holding Ltd, a Swiss corporation ("Holding"). Dr. h.c. Paul Sacher, an individual and citizen of Switzerland ("Dr. Sacher") has, pursuant to an agreement, the power to vote a majority of the voting securities of Holding. Purchaser, Finance, Holding and Dr. Sacher are herein referred to collectively as the "Reporting Persons".

            The address of the principal offices of Purchaser is 15 East North Street, Dover, Delaware 19901. The address of the principal offices of Finance is Grenzacherstrasse 122, Basel, Switzerland. The address of the principal offices of Holding is Grenzacherstrasse 124, Basel 4002, Switzerland. The business address of Dr. Sacher is Haus auf Burg, Muensterplatz 4, Basel 4051, Switzerland.

            Item 3. Source and Amount of Consideration

            The aggregate purchase price for the 1,270,200 shares of the Special Common Stock acquired by Purchaser since the date on which Amendment No. 15 to the Schedule was 13D filed as described in Item 4 was $70,496,100 excluding commissions, and was financed from working capital of the Purchaser.

            Item 4. Purpose of Transaction

            Between January 30, 1997 (the date on which Amendment No. 15 to the Schedule 13D was filed), and February 12, 1997 the Purchaser purchased an aggregate of 1,270,200 shares of the Special Common Stock for an aggregate purchase price of $70,496,100, excluding commissions. Certain information with respect to purchases of Special Common Stock during such period is set forth in Schedule D.

            Subject to market conditions and other factors (including limits imposed by the Amended Governance Agreement between Purchaser and the Company), the Purchaser expects that it or its affiliates may acquire
additional shares of Special   Common Stock from time to time in the future in
open-market, privately negotiated or other transactions.

            The purpose of the Purchaser, Finance and Holding in effecting the purchase of Special Common Stock referred to above was to increase their aggregate equity interest in the Company.

            Item 5.  Interest in the Securities of the Issuer.

            (a) The Purchaser is the beneficial owner of 76,621,009 shares of Common Stock (100% of the Common Stock outstanding) and 6,426,200 shares of the Special Common Stock (approximately 14.43% of the 44,548,651 shares of Special Common Stock outstanding as of September 30, 1996 according to the Company's Form 10-Q for the quarter then ended (the "10-Q")), which together represent approximately 68.54% of the Common Shares outstanding as of September 30, 1996. The Company, in its 10-Q, reported that as of September 30, 1996, 121,169,660 Common Shares were outstanding.

            Transactions by the Reporting Persons in Special Common Stock in the period since the filing of Amendment No. 15 to the Schedule 13D are described in Item 4 and in Schedule D.

            Except as set forth herein, neither the Reporting Persons nor any other person controlling the Reporting Persons nor, to the best of their knowledge, any of the persons named in Schedules A, B and C hereto beneficially owns any Common Shares, except that Prof. Jurgen Drews owns 200 shares of Special Common Stock and has been granted stock options by the Company to purchase 15,000 shares of Special Common Stock at $25.50 per share, all of which are issuable under currently exercisable stock options, 15,000 shares of Special Common Stock at $26.50 per share, all of which are issuable under currently exercisable stock options, 15,000 shares of Special Common Stock at $50.375, 5,000 of which are issuable under currently exercisable stock options and 10,000 of which are not issuable under currently exercisable stock options or options exercisable within sixty days of February 11, 1997, and 20,000 shares of Special Common Stock at $53.00 per share, none of which are issuable under currently exercisable stock options or options exercisable within sixty days of February 11, 1997; and Dr. Franz B. Humer has been granted stock options by the Company to purchase 15,000 shares of Special Common Stock at $48.875, 5,000 of which are issuable under currently exercisable stock options and 10,000 of which are not issuable under currently exercisable stock options or options exercisable within sixty days of February 11, 1997, and 20,000 shares of Special Common Stock at $53.00 per share, none of which are issuable under currently exercisable stock options or options exercisable within sixty days of February 11, 1997.

            (b) Except as otherwise described herein, none of the Reporting Persons has any sole or shared power to vote or to direct the vote of any Common Shares nor sole or shared power to dispose of or direct the disposition of any Common Shares.

            (c) No transactions in Common Shares have been effected during the past 60 days by the Reporting Persons nor any other person controlling the Reporting Persons nor, to the best of their knowledge, any of the persons named in Schedules A, B and C hereto.

            Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between any of such persons and any other person with respect to any securities of the Company except as referred to or described herein, in the Schedule 13D and previous amendments thereto.

            Item 7.  Material Filed as Exhibits.

            None.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  February 14, 1997


                                          ROCHE HOLDINGS, INC.


                                          By /s/ Henri B. Meier
                                             ---------------------------------
                                             Name:    Henri B. Meier
                                             Title:   Vice President, Finance,
                                                      Accounting




                                                      SCHEDULE A


                      Executive Officers and Directors(*)
                                      of
                             Roche Holdings, Inc.



            The names of the Directors and the names and titles of the Executive Officers of Roche Holdings, Inc. and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Roche Holding Ltd. Unless otherwise indicated, each occupation set forth opposite an individual's name refer to Roche Holding Ltd and each individual is a Swiss citizen, except that Mr. Schiller is a citizen of the United States.


                                          Present Principal
Name, Business Address                     Occupation
----------------------                    -----------------

*Mr. Fritz Gerber                         Chairman of the Board,
  (President)                               President and
                                            Chief Executive Officer

*Dr. Henri B. Meier                       Chief Financial Officer
  (Vice President and
  Treasurer)

Peter N. Schiller                         Attorney-at-Law
Hoffstots Lane
Sands Point, New York  11050
  (Secretary)

                                                                SCHEDULE B


                      Executive Officers and Directors(*)
                                      of
                               Roche Finance Ltd


            The names of the Directors and the names and titles of the Executive Officers of Roche Finance Ltd and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Roche Holding Ltd. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Roche Holding Ltd and each individual is a Swiss citizen.

                                                Present Principal
Name, Business Address                           Occupation

*Mr. Fritz Gerber                               Chairman of the Board,
  (President)                                     President and
                                                  Chief Executive Officer

*Dr. Andres F. Leuenberger                      Vice Chairman of the
                                                  Board

*Dr. Henri B. Meier                             Chief Financial Officer



                                                                    SCHEDULE C


                      Executive Officers and Directors(*)
                                      of
                               Roche Holding Ltd


            The names of the Directors and the names and titles of the Executive Officers of Roche Holding Ltd and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Roche Holding Ltd. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Roche Holding Ltd and each individual is a Swiss citizen, except that Dr. Drews is a German citizen and Mr. Belingard is a French citizen.


                                          Present Principal


*Mr. Fritz Gerber                         Chairman of the Board and
                                            Chief Executive Officer


Mr. Rolf Haenggi                          Vice Chairman of the Board
                                            Business Executive


*Mr. Andre Hoffmann                       Venture Capitalist
Ashwood Associates
17, Cromwell Place
London SW7 2LA, England


*Dr. Andres F. Leuenberger                Vice Chairman of the Board


*Dr. Franz B. Humer                       Member of the Executive
                                            Committee, Chief Operating
                                            Officer, and Head of
                                            Pharmaceuticals Division

*Dr. Henri B. Meier                       Member of the Executive
                                           Committee, Chief Financial
                                           Officer

*Dr. Andreas Oeri                         Surgeon
Clarahofweg 19 a
4005 Basel, Switzerland

*Prof. jur. Kurt Jenny                    Lawyer
Aeschengraben 18
4051 Basel, Switzerland

*Prof. Dr. Werner Stauffacher             Head of Department of
Head of Department                          Research, University of
of Research                                 Basel
University of Basel
Hebelstrasse 32
4056 Basel, Switzerland

*Prof. Charles Weissmann                  Professor, University of
Institut fur                                Zurich
Molekularbiologie I
der Universitaet Zurich
Hoenggerberg
8093 Zurich, Switzerland

Dr. Markus Altwegg                        Member of the Executive
                                            Committee, Head of
                                            Roche Pharma Switzerland

Mr. Jean-Luc Belingard                    Member of the Executive
                                            Committee, Head of
                                            Diagnostics Division

Dr. Roland Bronnimann                     Member of the Executive
                                            Committee, Head of Vitamins
                                            and Fine Chemicals Division

Prof. Jurgen Drews                        Member of the Executive
                                            Committee, Head of
                                            Research and Development
                                            Department




                                                                    SCHEDULE D


                       Purchases of Special Common Stock
                     (all transactions effected on NYSE,
                               except as noted)
                       (all prices exclude commissions)


             Date      Number of Shares       Price Per Share
-----------------    -------------------    ------------------
          2-11-97              1,245,200               55.50*

          2-11-97                 25,000               55.50
                               ---------



__________________________

  * Executed in the third market.